UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*



                          Energy XXI (Bermuda) Limited
                          ----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    G10082108
                                    ---------
                                 (CUSIP Number)


                                 January 1, 2009
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------                                            ------------------
CUSIP No. 10082108                    13G                     Page 2 of 12 Pages
------------------                                            ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             14,900,000
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            14,900,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,900,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

------------------                                            ------------------
CUSIP No. 10082108                    13G                     Page 3 of 12 Pages
------------------                                            ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             14,900,000
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            14,900,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,900,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

------------------                                            ------------------
CUSIP No. 10082108                    13G                     Page 4 of 12 Pages
------------------                                            ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Offshore Fund, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

------------------                                            ------------------
CUSIP No. 10082108                    13G                     Page 5 of 12 Pages
------------------                                            ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Offshore Master Fund, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             12,538,700
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            12,538,700
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,538,700
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------

------------------                                            ------------------
CUSIP No. 10082108                    13G                     Page 6 of 12 Pages
------------------                                            ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Advisors II L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             12,538,700
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            12,538,700
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,538,700
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13G (this "Amendment No. 3") is being filed with respect to the common stock of Energy XXI (Bermuda) Limited, par value $0.001 (the "Common Stock"), a corporation formed under the laws of Bermuda (the "Company"), to amend the Schedule 13G filed on May 8, 2008 (as amended by Amendment No. 1 thereto filed on June 18, 2008, Amendment No. 2 thereto filed on June 25, 2008 and this Amendment No. 3, the "Schedule 13G"). As of January 1, 2009, Third Point Offshore Fund Ltd. (the "Offshore Fund"), one of the joint filers of the Schedule 13G, has transferred all of its interest in the Common Stock to Third Point Offshore Master Fund, L.P. (the "Offshore Master Fund"). This Amendment No. 3 is being filed to disclose that the Offshore Fund no longer beneficially owns any Common Stock and to include the Offshore Master Fund and Third Point Advisors II L.L.C. ("Advisors II") as joint filers of the
Schedule 13G. The Offshore Master Fund and Advisors II may be deemed to have beneficial ownership of more than 5% of the Common Stock by virtue of the Offshore Master Fund's acquisition of Common Stock from the Offshore Fund. Advisors II is the general partner of the Offshore Master Fund and as such may be deemed to have beneficial ownership over the Common Stock owned by the Offshore Master Fund. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 2(a):     Name of Person Filing:
---------      ---------------------

     Item 2(a) is hereby amended and restated as follows:

     This Schedule 13G is filed by:

     (i) Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to the Common Stock (as defined in Item 2(d)) directly owned by the Funds;

     (ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position;

     (iii) Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), which has transferred all of the Common Stock directly held by it to the Offshore Master Fund;

     (iv) Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Offshore Master Fund"), which invests and trades in securities, with respect to shares of Common Stock directly held by it; and

     (v) Third Point Advisors II L.L.C., a Delaware limited liability company ("Advisors II"), which serves as general partner of the Offshore Master Fund.

     The Management Company, Mr. Loeb, the Offshore Fund, the Offshore Master Fund and Advisors II are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None, Residence:
---------      -----------------------------------------------------------

     Item 2(b) is hereby amended and restated as follows:

     The address of the principal business office of the Management Company, Mr. Loeb and Advisors II is 390 Park Avenue, New York, New York 10022. The address of the principal business office of the Offshore Fund and the Offshore Master Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.

Item 2(c):     Citizenship:
---------      -----------

     Item 2(c) is hereby amended and restated as follows:

     The Management Company and Advisors II are organized as limited liability companies under the laws of the State of Delaware. Mr. Loeb is a United States citizen. The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands. The Offshore Master Fund is organized as an exempted limited partnership under the laws of the Cayman Islands.

Item 4:        Ownership:
------         ---------

     Item 4 is hereby amended and restated as follows:

     The beneficial ownership of Common Stock by the Reporting Persons, as of the date hereof, is as follows:


  A. Third Point LLC
     ---------------
     (a) Amount beneficially owned: 14,900,000
     (b) Percent of class: 10.3%. The percentages used herein and in the rest of this Schedule 13G are based on 145,289,125 shares of Common Stock issued and outstanding as of October 29, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 5, 2008.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 14,900,000
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 14,900,000

  B. Daniel S. Loeb
     --------------
     (a) Amount beneficially owned: 14,900,000
     (b) Percent of class: 10.3%.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 14,900,000
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 14,900,000

  C. Third Point Offshore Fund, Ltd.
     -------------------------------
     (a) Amount beneficially owned: -0-
     (b) Percent of class: 0.0%
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: -0-
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: -0-

  D. Third Point Offshore Master Fund, L.P.
     --------------------------------------
     (a) Amount beneficially owned: 12,538,700
     (b) Percent of class: 8.6%
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 12,538,700
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 12,538,700

  E. Third Point Advisors II L.L.C.
     ------------------------------
     (a) Amount beneficially owned: 12,538,700
     (b) Percent of class: 8.6%
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 12,538,700
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 12,538,700

Item 10:       Certification:
-------        -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                         [Signatures on following page]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 2009


                                   THIRD POINT LLC

                                   By: Daniel S. Loeb, Chief Executive Officer


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact



                                   THIRD POINT OFFSHORE FUND, LTD.

                                   By: Daniel S. Loeb, Director


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact



                                   THIRD POINT OFFSHORE MASTER FUND, L.P.

                                   By:  Third Point Advisors II L.L.C.,
                                        its general partner
                                   By:  Daniel S. Loeb, Managing Director


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact



               [SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13G
                  WITH RESPECT TO ENERGY XXI (BERMUDA) LIMITED]

                                   THIRD POINT ADVISORS II L.L.C.

                                   By:  Daniel S. Loeb, Managing Director



                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact


                                   DANIEL S. LOEB


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact




               [SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13G
                  WITH RESPECT TO ENERGY XXI (BERMUDA) LIMITED]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated January 5, 2009, by and between Third Point LLC, Third Point Offshore Fund, Ltd., Daniel S. Loeb, Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C.

Exhibit 99.2: Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff, and Bruce Wilson, dated January 5, 2009.